UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

SECTION 240.13d-2(a)

(Amendment No. 10)*

Vail Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

91879Q109

(CUSIP Number)

Charles G. Huber, Jr.

Corporate Vice President, General Counsel and Secretary

Ralcorp Holdings, Inc.

800 Market Street, Suite 2900

St. Louis, Missouri 63101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 4, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

□

______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 2 of 11

1.	NAMES OF REPORTING PERSONS:
Ralcorp Holdings, Inc. (Formerly known as New Ralcorp Holdings, Inc.)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 43-1766315

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
a. □
b. □

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	□

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

7.	SOLE VOTING POWER: 2,690,843 (See Item 5)

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 2,690,843 (See Item 5)

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,690,843 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	□

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

7.4%, based on 36,434,853 shares outstanding as of May 29, 2009 as reported in the Issuer’s Form 10-Q for the quarterly period ended April 30, 2009.

14.	TYPE OF REPORTING PERSON: HC

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 3 of 11

1.	NAMES OF REPORTING PERSONS:
RH Financial Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 43-1790396

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
a. □
b. □

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS: OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	□

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

7.	SOLE VOTING POWER: 2,690,843 (See Item 5)

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 2,690,843 (See Item 5)

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,690,843 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	□

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

7.4%, based on 36,434,853 shares outstanding as of May 29, 2009 as reported in the Issuer’s Form 10-Q for the quarterly period ended April 30, 2009.

14.	TYPE OF REPORTING PERSON: CO

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 4 of 11

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $.01 per share (the “Common Stock”) of Vail Resorts, Inc., a Delaware corporation (the “Issuer”), filed by Ralcorp Holdings, Inc., a Missouri corporation, formerly known as New Ralcorp Holdings, Inc., (“Ralcorp”), with the Securities and Exchange Commission (“SEC”) on February 13, 1997, as amended by Amendment No. 1 to Schedule 13D filed by Ralcorp with the SEC on October 18, 2005, Amendment No. 2 to Schedule 13D filed by Ralcorp and RH Financial Corporation, a Nevada corporation and wholly-owned subsidiary of Ralcorp (“RH Financial”) with the SEC on November 2, 2005, Amendment No. 3 to Schedule 13D filed by Ralcorp and RH Financial with the SEC on November 30, 2005, Amendment No. 4 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on March 31, 2006, Amendment No. 5 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on November 1, 2006, Amendment No. 6 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on August 13, 2008, Amendment No. 7 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on October 15, 2008, Amendment No. 8 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on November 25, 2008 and Amendment No. 9 to the Schedule 13D filed by Ralcorp and RH Financial with the SEC on March 26, 2009 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 10 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 10 is being made to reflect the early settlement of the outstanding forward sale agreements and the entry into certain agreements regarding the Common Stock of the Issuer as more fully described in Item 6 below. Except as otherwise set forth herein, this Amendment No. 10 does not modify any of the information previously reported by Ralcorp in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The persons (collectively, the “Reporting Persons” and individually, a “Reporting Person”) filing this statement are Ralcorp and RH Financial. The principal office and place of business of each of the Reporting Persons is 800 Market Street, Suite 2900, St. Louis, Missouri 63101. Ralcorp, through itself or through its various subsidiaries, including RH Financial, is primarily engaged in manufacturing, distributing and marketing store brand (private label) food in the grocery, mass merchandise, drug and foodservice channels.

Set forth in Appendix I with respect to each director and executive officer of each of the Reporting Persons are his name, business address and present principal employment or occupation and the name and principal business and address of any corporation or other organization in which such employment or occupation is carried on. No person other than persons listed as directors in Appendix I might be deemed to control the Reporting Persons.

During the last five years, neither the Reporting Persons nor any director or executive officer of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the directors and executive officers of the Reporting Persons is a United States citizen.

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 5 of 11

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Shareholder Agreement and Termination Agreement

On January 3, 1997, the Issuer, Apollo Ski Partners, L.P. (“Apollo”) and Ralcorp entered into a shareholder agreement (the “Shareholder Agreement”) pursuant to which Apollo and Ralcorp were subject to voting agreements and had certain registration rights. The Shareholder Agreement was amended as of November 1, 1999. The Issuer, Apollo and Ralcorp entered into a Termination Agreement (the “Termination Agreement”) on October 5, 2004 terminating the Shareholder Agreement, except for certain demand and piggyback registration rights with respect to the Common Stock owned by Ralcorp and the indemnification provisions contained in the Shareholder Agreement, all of which survived until March 5, 2006, the 18-month anniversary of the Termination Agreement. As such, both the Shareholder Agreement and the Termination Agreement have terminated and neither agreement has any surviving provisions.

The foregoing description of the Shareholder Agreement and Termination Agreement is qualified in its entirety by the full text of such agreements, which are incorporated herein by reference and are filed as exhibits hereto.

Forward Sale Agreements and Pledge Agreements

October 2005

RH Financial entered into a forward sale agreement (the “October 2005 Forward Sale Agreement”) dated October 31, 2005 with Bank of America, N.A. (“Bank of America”) relating to two transactions of up to 890,000 shares each, or an aggregate of up to 1,780,000 shares (the “October 2005 Hedged Shares”) of the Issuer’s Common Stock, subject to adjustment. On November 22, 2005, following the establishment of an initial hedge by the Bank of America in which it sold a number of shares equal to the October 2005 Hedged Shares at a weighted average per share price of $34.5878 which established the floor price (the “October 2005 Floor Price”) under the October 2005 Forward Sale Agreement in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended, using principles of best execution. In consideration of the October 2005 Forward Sale Agreement, Bank of America paid RH Financial $50,518,214.34.

With respect to one transaction (the “October 2005 Tranche A”), RH Financial agreed to deliver a number of shares of Common Stock on the third business day after November 22, 2010, subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the October 2005 Floor Price on November 22, 2010 – 890,000 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the October 2005 Floor Price but less than or equal to $48.6650 (the “October 2005 Tranche A Cap Price”) – a number of shares of Common Stock equal to the product of 890,000 shares multiplied by the quotient of the October 2005 Floor Price divided by the stock price on November 22, 2010; or (iii) if the price of the Issuer’s Common Stock is greater than the October 2005 Tranche A Cap Price – a number of shares equal to 890,000 shares multiplied by 1 minus the quotient of the excess of the October 2005 Tranche A Cap Price over the Floor Price divided by the stock price on November 22, 2010. On June 9, 2009, RH Financial delivered 787,383 shares and retained the remaining 102,617 shares in connection with the early settlement of the October 2005 Tranche A described below.

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 6 of 11

With respect to the other transaction (the “October 2005 Tranche B”), RH Financial agreed to deliver a number of shares of Common Stock on the third business day after November 21, 2008, subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the October 2005 Floor Price on November 21, 2008 – 890,000 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the October 2005 Floor Price but less than or equal to $42.3335 (the “October 2005 Tranche B Cap Price” and together with the October 2005 Tranche A Cap Price, the “October 2005 Cap Prices”) – a number of shares of Common Stock equal to the product of 890,000 shares multiplied by the quotient of the October 2005 Floor Price divided by the stock price on November 21, 2008; or (iii) if the price of Issuer’s Common Stock is greater than the October 2005 Tranche B Cap Price – a number of shares equal to 890,000 shares multiplied by 1 minus the quotient of the excess of the October 2005 Tranche B Cap Price over the October 2005 Floor Price divided by the stock price on November 21, 2008. On November 21, 2008, the price per share of the Issuer’s Common Stock was less than the October 2005 Floor Price resulting in a delivery of 890,000 shares by RH Financial.

Pursuant to a related Pledge Agreement dated October 31, 2005 between RH Financial and Bank of America (the “October 2005 Pledge Agreement”), RH Financial delivered and pledged the October 2005 Hedged Shares to Bank of America as security for its obligations under the October 2005 Forward Sale Agreement. In connection with the early settlement of the remaining transaction under the October 2005 Forward Sale Agreement described below, the October 2005 Pledge Agreement terminated.

March 2006

RH Financial entered into a forward sale agreement (the “March 2006 Forward Sale Agreement”) dated March 22, 2006 with Bank of America relating to two transactions of up to 985,050 shares each, or an aggregate of up to 1,970,100 shares (the “March 2006 Hedged Shares”) of the Issuer’s Common Stock, subject to adjustment. On April 19, 2006, following the establishment of an initial hedge by the Bank of America in which it sold a number of shares equal to the March 2006 Hedged Shares at a weighted average per share price of $38.3400 which established the floor price (the “March 2006 Floor Price”) under the March 2006 Forward Sale Agreement in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended, using principles of best execution. In consideration of the March 2006 Forward Sale Agreement, Bank of America paid RH Financial $60,011,472.22.

With respect to one transaction (the “March 2006 Tranche A”), RH Financial agreed to deliver a number of shares of Common Stock on the third business day after November 16, 2011, subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the March 2006 Floor Price on November 16, 2011 – 985,050 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the March 2006 Floor Price but less than or equal to $55.4013 (the “March 2006 Tranche A Cap Price”) – a number of shares of Common Stock equal to the product of 985,050 shares multiplied by the quotient of the March 2006 Floor Price divided by the stock price on November 16, 2011; or (iii) if the price of the Issuer’s Common Stock is greater than the March 2006 Tranche A Cap Price – a number of shares equal to 985,050 shares multiplied by 1 minus the quotient of the excess of the March 2006 Tranche A Cap Price over the March 2006 Floor Price divided by the stock price on November 16, 2011. On June 9, 2009, RH Financial delivered 861,328 shares and retained the remaining 123,722 shares in connection with the early settlement of the March 2006 Tranche A described below.

With respect to the other transaction (the “March 2006 Tranche B”), RH Financial agreed to deliver a number of shares of Common Stock on the third business day after November 18, 2009, subject to early termination of the contract under certain circumstances, determined in accordance with the following

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 7 of 11

formula: (i) if the price of the Issuer’s Common Stock is less than the March 2006 Floor Price on November 18, 2009 – 985,050 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the March 2006 Floor Price but less than or equal to $48.2317 (the “March 2006 Tranche B Cap Price” and together with the March 2006 Tranche A Cap Price, the “March 2006 Cap Prices”) – a number of shares of Common Stock equal to the product of 985,050 shares multiplied by the quotient of the March 2006 Floor Price divided by the stock price on November 18, 2009; or (iii) if the price of the Issuer’s Common Stock is greater than the March 2006 Tranche B Cap Price – a number of shares equal to 985,050 shares multiplied by 1 minus the quotient of the excess of the March 2006 Tranche B Cap Price over the March 2006 Floor Price divided by the stock price on November 18, 2009. On June 9, 2009, RH Financial delivered 949,392 shares and retained the remaining 35,658 shares in connection with the early settlement of the March 2006 Tranche B described below.

Pursuant to a related Pledge Agreement dated March 22, 2006 between RH Financial and Bank of America (the “March 2006 Pledge Agreement”), RH Financial delivered and pledged the March 2006 Hedged Shares to Bank of America as security for its obligations under the March 2006 Forward Sale Agreement. In connection with the early settlement of the transactions under the March 2006 Forward Sale Agreement described below, the March 2006 Pledge Agreement terminated.

October 2006

RH Financial entered into a forward sale agreement (the “October 2006 Forward Sale Agreement” and together with the October 2005 Forward Sale Agreement and the March 2006 Forward Sale Agreement, the “Forward Sale Agreements”) dated October 20, 2006 with Bank of America relating to a transaction of up to an aggregate of 1,200,000 shares (the “October 2006 Hedged Shares”) of the Issuer’s Common Stock, subject to adjustment. On November 6, 2006, Bank of America established an initial hedge in which it sold a number of shares equal to the October 2006 Hedged Shares at a weighted average share price of $39.2099 in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended, using principles of best execution. In consideration of the October 2006 Forward Sale Agreement, Bank of America paid RH Financial $29,468,592.44.

With respect to the transaction, RH Financial has agreed to deliver a number of shares of Common Stock on the third business day after November 15, 2013 (the “October 2006 Maturity Date”), subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than $35.2889 (the “October 2006 Floor Price”) on the October 2006 Maturity Date – 1,200,000 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the October 2006 Floor Price but less than or equal to $74.1851 (the “October 2006 Cap Price”) – a number of shares of Common Stock equal to the product of 1,200,000 shares multiplied by the quotient of the October 2006 Floor Price divided by the stock price on the October 2006 Maturity Date; or (iii) if the price of the Issuer’s Common Stock is greater than the October 2006 Cap Price – a number of shares equal to 1,200,000 shares multiplied by 1 minus the quotient of the excess of the October 2006 Cap Price over the October 2006 Floor Price divided by the stock price on the October 2006 Maturity Date. On June 9, 2009, RH Financial delivered 905,160 shares and retained the remaining 294,840 shares in connection with the early settlement of the October 2006 Forward Sale Agreement described below.

Pursuant to a related Pledge Agreement dated October 20, 2006 between RH Financial and Bank of America (the “October 2006 Pledge Agreement,” and together with the October 2005 Pledge Agreement and the March 2006 Pledge Agreement, the “Pledge Agreements”), RH Financial has delivered and pledged the October 2006 Hedged Shares to Bank of America as security for its obligations under the October 2006 Forward Sale Agreement. In connection with the early settlement of the October 2006 Forward Sale Agreement described below, the October 2006 Pledge Agreement terminated.

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 8 of 11

Rule 10b5-1 Early Settlement Plan and Agreement

On March 31, 2009, RH Financial and Bank of America agreed, in accordance with Rule 10b5-1 of the Act to affect the early settlement of all of the outstanding Forward Sale Agreements, on or after May 27, 2009, if certain specified price, volume and other conditions are met, with the exact timing of such settlement to be determined by Bank of America in its reasonable good faith judgment following any hedging, hedge unwind or hedge adjustment activity in connection with such early settlement. On June 9, 2009, RH Financial delivered 3,503,263 shares and retained the remaining 2,690,843 shares that were subject to the outstanding Forward Sale Agreements in connection with the early settlement.

Loan Agreements

August 2008

On August 6, 2008, pursuant to a master securities loan agreement (the “August 2008 Loan Agreement”), RH Financial agreed to loan Bank of America 890,000 shares of the Issuer’s Common Stock, consisting of a portion of the October 2005 Hedged Shares. During the term of the loan, RH Financial will not have the right to vote any of the loaned shares. Either party may terminate the loan at any time upon notice to the other party, provided that the termination date may not be earlier than the third business day following such notice. In connection with the settlement of the October 2005 Tranche B, the August 2008 Loan Agreement was terminated and the loaned shares were used to satisfy RH Financial’s delivery obligation.

November 2008

On November 17, 2008, pursuant to a master securities loan agreement (the “November 2008 Loan Agreement”), RH Financial agreed to loan Bank of America 985,050 shares of the Issuer’s Common Stock, consisting of a portion of the March 2006 Hedged Shares. During the term of the loan, RH Financial will not have the right to vote any of the loaned shares. Either party may terminate the loan at any time upon notice to the other party, provided that the termination date may not be earlier than the third business day following such notice. In connection with the early settlement described above, the November 2008 Loan Agreement was terminated and a portion of the loaned shares were used to satisfy RH Financial’s delivery obligation.

February 2009

On February 23, 2009, pursuant to a master securities loan agreement (the “February 2009 Loan Agreement” and together with the August 2008 Loan Agreement and the November 2008 Loan Agreement, the “Loan Agreements”), RH Financial agreed to loan Bank of America (i) 1,200,000 shares of the Issuer’s Common Stock, consisting of the October 2006 Hedged Shares, (ii) 985,050 shares of the Issuer’s Common Stock, consisting of the remaining portion of the March 2006 Hedged Shares, and (iii) 890,000 shares of the Issuer’s Common Stock, consisting of the remaining portion of the October 2005 Hedged Shares. During the term of the loan, RH Financial will not have the right to vote any of the loaned shares. Either party may terminate the loan at any time upon notice to the other party, provided that the termination date may not be earlier than the third business day following such notice. In connection with the early settlement described above, the February 2009 Loan Agreement was terminated and a portion of the loaned shares were used to satisfy RH Financial’s delivery obligation.

The foregoing description of the material provisions of the Forward Sale Agreements, Pledge Agreements and Loan Agreements is qualified in its entirety by the full text of such agreements, which are incorporated herein by reference and are filed as exhibits hereto.

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 9 of 11

Other than the foregoing agreements and others described in filings made with the SEC by Ralcorp, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or, to the Reporting Persons’ knowledge, any of their directors or executive officers, or between such persons and any other person, with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description

99.1

Stock Purchase Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Ralston Resorts, Inc. dated July 22, 1996 (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated July 23, 1996).

99.2

Shareholder Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. dated January 3, 1997 (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated January 8, 1997).

99.3

First Amendment to the Shareholder Agreement dated as of November 1, 1999, among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 10.17(b) to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended January 31, 2000).

99.4

Termination Agreement, dated as of October 5, 2004, by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 99.6 to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended October 31, 2004).

99.5

Forward Sale Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.6

Pledge Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.6 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.7

Joint Filing Agreement dated as of October 31, 2005 (Incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.8

Supplemental Confirmation (Reference Number – 20378) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 10 of 11

99.9

Supplemental Confirmation (Reference Number – 20379) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.10

Forward Sale Agreement, dated as of March 22, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.10 to Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 13, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.11

Pledge Agreement, dated as of March 22, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.11 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 31, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.12

Supplemental Confirmation (Reference Number – 22087) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.12 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 1, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.13

Supplemental Confirmation (Reference Number – 22088) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.13 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 1, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.14

Forward Sale Agreement, dated as of October 20, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.14 to Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 13, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.15

Pledge Agreement, dated as of October 20, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.15 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 1, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.16

Supplemental Confirmation (Reference Number – 25078) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.16 to Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 13, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.17

Master Securities Lending Agreement, dated as of August 6, 2008, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.17 to Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2008 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

AMENDMENT NO. 10 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 11 of 11

99.18

Master Securities Lending Agreement, dated as of November 17, 2008, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.18 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 25, 2008 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.19

Master Securities Loan Agreement, dated as of February 23, 2009, by and between RH Financial Corporation and Bank of America, N.A. (relating to shares pledged in connection with the Confirmation dated as of March 22, 2006 and the Supplemental Confirmation dated as of April 19, 2006, Reference Number – 22088) (Incorporated by reference to Exhibit 99.19 to Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 26, 2009 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.20

Master Securities Loan Agreement, dated as of February 23, 2009, by and between RH Financial Corporation and Bank of America, N.A. (relating to shares pledged in connection with the Confirmation dated as of October 31, 2005 and the Supplemental Confirmation dated as of November 22, 2005, Reference Number – 20379) (Incorporated by reference to Exhibit 99.20 to Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 26, 2009 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.21

Master Securities Loan Agreement, dated as of February 23, 2009, by and between RH Financial Corporation and Bank of America, N.A. (relating to shares pledged in connection with the Supplemental Confirmation dated as of November 6, 2006, Reference Number – 25078) (Incorporated by reference to Exhibit 99.21 to Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 26, 2009 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.22	Rule 10b5-1 Early Settlement Plan and Agreement, dated as of March 31, 2009, by and between RH Financial Corporation and Bank of America, N.A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ralcorp Holdings, Inc.

June 24, 2009	By:	/s/ Charles G. Huber, Jr.
	Name:	Charles G. Huber, Jr.
	Title:	Secretary

RH Financial Corporation

June 24, 2009	By:	/s/ Charles G. Huber, Jr.
	Name:	Charles G. Huber, Jr.
	Title:	Secretary

Appendix 1

Directors and Executive Officers of Ralcorp Holdings, Inc.

Set forth below with respect to each director and executive officer of Ralcorp are (a) his name and business address (unless another address is set forth, the business address of each person is 800 Market Street, St. Louis, Missouri 63101); (b) present principal employment or occupation and the name and (if not Ralcorp) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, it is the same as the business address set forth for such person); and (c) the number of shares of the Issuer’s Common Stock beneficially owned. Ralcorp believes the stock ownership information below is correct as of June 4, 2009. The information will be updated when amendments to this Schedule 13D are filed.

Directors

Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned

Bill G. Armstrong	Former Executive Vice President and Chief Operating Officer of Cargill Animal Nutrition, producer of animal feed products, and former Chief Operating Officer of Agribrands International, Inc., producer of animal feed products.	0

David R. Banks	Private equity investor.	0

Jack W. Goodall	Private equity investor.	0

Kevin J. Hunt	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer of Bremner Food Group, Inc., producer of private label crackers and cookies, and Nutcracker Brands, Inc., producer of private label snack nuts and high quality chocolate products, Frozen Bakery Products, Inc., a producer of frozen griddle products and other frozen, pre-baked products, and The Carriage House Companies, Inc., producer and private label wet fill products.	0

David W. Kemper	Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc. (a bank holding company).	0

Richard A. Liddy	Private equity investor.	0

Joe R. Micheletto	Vice-Chairman of the Board of Directors, and former Chief Executive Officer and President of Ralcorp Holdings, Inc.	46,846

J. Patrick Mulcahy	Chairman of the Board of Energizer Holdings, Inc.	0

David P. Skarie	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer of Ralston Foods and Post Foods, producers of private label cereal.	0

William P. Stiritz	Private equity investor.	30,870

David R. Wenzel	Vice President Global Finance of Covidien Imaging	0

Executive Officers

Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned

Kevin J. Hunt	See above.	0

David P. Skarie	See above.	0

Thomas G. Granneman	Corporate Vice President and Controller	200

Charles G. Huber, Jr.	Corporate Vice President, General Counsel and Secretary	0

Richard R. Koulouris	Corporate Vice President and President of Bremner Food Group, Inc., Nutcracker Brands, Inc. and The Carriage House Companies, Inc.	0

Scott Monette	Corporate Vice President and Treasurer	0

Richard Scalise	Corporate Vice President, and President of Frozen Bakery Products, Inc.	0

Stephen Van Tassel	Corporate Vice President and President of Post Foods	0

Ronald D. Wilkinson	Corporate Vice President and President of Ralston Foods	0

EXHIBIT INDEX

Exhibit	Description

99.1

Stock Purchase Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Ralston Resorts, Inc. dated July 22, 1996 (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated July 23, 1996).

99.2

Shareholder Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. dated January 3, 1997 (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated January 8, 1997).

99.3

First Amendment to the Shareholder Agreement dated as of November 1, 1999, among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 10.17(b) to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended January 31, 2000).

99.4

Termination Agreement, dated as of October 5, 2004, by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 99.6 to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended October 31, 2004).

99.5

Forward Sale Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.6

Pledge Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.6 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.7

Joint Filing Agreement dated as of October 31, 2005 (Incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.8

Supplemental Confirmation (Reference Number – 20378) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.9

Supplemental Confirmation (Reference Number – 20379) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.10

Forward Sale Agreement, dated as of March 22, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.10 to Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 13, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.11

Pledge Agreement, dated as of March 22, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.11 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 31, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.12

Supplemental Confirmation (Reference Number – 22087) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.12 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 1, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.13

Supplemental Confirmation (Reference Number – 22088) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.13 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 1, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.14

Forward Sale Agreement, dated as of October 20, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.14 to Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 13, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.15

Pledge Agreement, dated as of October 20, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.15 to Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 1, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.16

Supplemental Confirmation (Reference Number – 25078) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.16 to Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 13, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.17

Master Securities Lending Agreement, dated as of August 6, 2008, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.17 to Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on August 14, 2008 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.18

Master Securities Lending Agreement, dated as of November 17, 2008, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.18 to Amendment No. 8 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 25, 2008 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.19

Master Securities Loan Agreement, dated as of February 23, 2009, by and between RH Financial Corporation and Bank of America, N.A. (relating to shares pledged in connection with the Confirmation dated as of March 22, 2006 and the Supplemental Confirmation dated as of April 19, 2006, Reference Number – 22088) (Incorporated by reference to Exhibit 99.19 to Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 26, 2009 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.20

Master Securities Loan Agreement, dated as of February 23, 2009, by and between RH Financial Corporation and Bank of America, N.A. (relating to shares pledged in connection with the Confirmation dated as of October 31, 2005 and the Supplemental Confirmation dated as of November 22, 2005, Reference Number – 20379) (Incorporated by reference to Exhibit 99.20 to Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 26, 2009 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.21

Master Securities Loan Agreement, dated as of February 23, 2009, by and between RH Financial Corporation and Bank of America, N.A. (relating to shares pledged in connection with the Supplemental Confirmation dated as of November 6, 2006, Reference Number – 25078) (Incorporated by reference to Exhibit 99.21 to Amendment No. 9 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 26, 2009 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.22	Rule 10b5-1 Early Settlement Plan and Agreement, dated as of March 31, 2009, by and between RH Financial Corporation and Bank of America, N.A.